UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

RealtyMogul Income REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semiannual report on Form 1-SA (this “Semiannual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our most recently filed offering circular, dated August 29, 2024, as supplemented (the “Offering Circular”), or our annual report on Form 1-K for the fiscal year ended December 31, 2024, which was filed with the Securities and Exchange Commission on April 28, 2025. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

MARKET, INDUSTRY, AND OTHER DATA

This Semiannual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties as well as our own estimates. All of the market data used in this report involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities and trends include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe our internal assumptions are reasonable, no independent source has verified such assumptions.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

Overview

Formation and Organization

RealtyMogul Income REIT, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets. The use of the terms “RealtyMogul Income REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to RealtyMogul Income REIT, LLC, unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2016.

We are externally managed by RM Adviser, LLC (our “Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. Our Manager relies on certain employees of Realty Mogul, Co. who provide certain services to our Manager pursuant to a shared services agreement between our Manager and Realty Mogul, Co. We have distributed, and intend to continue to distribute, our common shares to the public exclusively through the interactive website located at www.realtymogul.com (the “Realty Mogul Platform”), a platform that provides functionality to interact with prospective investors. We refer to this platform as the Realty Mogul Platform. Through the use of the Realty Mogul Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. The Realty Mogul Platform is operated by our affiliate, RM Technologies, LLC, which is a wholly owned subsidiary of Realty Mogul, Co. and an affiliate of our Manager and our Sponsor. We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Offerings

On August 12, 2016, our initial offering of $50,000,000 in common shares, which represent limited liability company interests in our Company (the “Initial Offering”), was qualified by the Securities and Exchange Commission (the “SEC”), and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On May 13, 2022, we terminated our Follow-on Offering and commenced our second follow-on offering (the “Second Follow-on Offering” and together with the Initial Offering and Follow-on Offering, the “Offerings”). Pursuant to the Second Follow-on Offering, we are offering up to $67,475,141 in our common shares (comprising $62,117,384 in shares in our primary offering and $5,357,757 in shares pursuant to our distribution reinvestment plan), which represents the value of the shares available to be offered as of July 31, 2025 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares.

As of June 30, 2025, we had issued approximately 14,479,000 common shares in the Offerings for total aggregate gross offering proceeds of approximately $147,312,000, and our portfolio was comprised of approximately $322,683,000 in real estate investments at original cost and approximately $3,325,000 in real estate debt investments that, in the opinion of our Manager, meet our investment objectives.

Investment Strategy

We have used, and intend to continue using, substantially all of the net proceeds from the Second Follow-on Offering (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets.

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Broker-Dealer Participation and Withdrawal

Commencing with the qualification of the Offering Circular on August 29, 2024, all sales of our common shares in the Second Follow-on Offering were executed through RM Securities, LLC (“RM Securities”), a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), and an affiliate of our Sponsor and our Manager. Our Sponsor paid RM Securities a commission of up to 1.0% of the proceeds from the sale of shares RM Securities executed. In addition, certain employees of Realty Mogul, Co. also served as registered representatives of RM Securities and received a portion of commissions paid to RM Securities.

On July 11, 2025, RM Securities filed a Uniform Request for Broker-Dealer Withdrawal (Form BDW) with the SEC and FINRA for full withdrawal of RM Securities’ broker-dealer registration (the “BD Withdrawal”). Accordingly, no future offers or sales of our common shares in the offering will be executed through RM Securities or any other registered broker-dealer.

New Subscription Pause; Ongoing Distribution Reinvestment Plan

In addition, effective July 11, 2025 (the “New Subscription Pause Date”), our Manager temporarily paused acceptance of new subscriptions in connection with the Second Follow-on Offering (the “New Subscription Pause”). The New Subscription Pause applies only to new cash subscriptions in the Second Follow-on Offering. Neither the BD Withdrawal nor the New Subscription Pause impacts our eligible common shareholders’ enrollment and participation in our distribution reinvestment plan.

We plan to resume the Second Follow-on Offering at a later date and, in connection therewith, we expect to offer all of our common shares directly to investors on a best-efforts basis exclusively through the online Realty Mogul Platform. We currently expect that neither us nor any other affiliated entity involved in the offer and sale of the shares under the Second Follow-on Offering will be a FINRA member firm. Accordingly, we anticipate there will be no underwriting discounts, selling commissions, or broker-dealer expense reimbursements in connection with future sales of our common shares in the offering.

Results of Operations

Our financial statements are presented for the six months ended June 30, 2025. Generally accepted accounting principles in the United States of America (“GAAP”) require any subsidiaries or affiliates under common control with an entity to be consolidated. The financial statements contained in this Semiannual Report include the financial statements of the Company and its wholly-owned subsidiary, Realty Mogul 83, LLC, which was formed during 2017, its controlled joint ventures, RM La Privada, LLC, RM The Hamptons, LLC, and Columbus Office Portfolio, LLC, all of which were acquired during 2019, RM Pohlig, LLC and RM Lubbock MOB, LLC, both of which were acquired during 2020, RM Turtle Creek, LLC, RM Kings Landing, LLC, RM Roosevelt Commons, LLC, RM Minnehaha Meadows, LLC, and RM Bentley, LLC, all of which were acquired during 2021, RM Haverford Place, LLC, RM Edison, LLC, and RICORE Columbia Square, LLC, all of which were acquired during 2022, RICORE Acropolis LLC, which was acquired during 2023, and RM 223 E Town, LLC, which was acquired during 2024.

Net Loss, Operating Income and Consolidated Net Loss

The six months ended June 30, 2025 and 2024 resulted in net income attributable to RealtyMogul Income REIT, LLC of approximately $10,132,000 and loss of $3,105,000, respectively, operating income of approximately $1,399,000 and $1,672,000, respectively, and consolidated net income of approximately $9,473,000 and loss of $4,263,000, respectively. Period over period changes are primarily attributable to realized and unrealized gains on sales of real estate investments of approximately $13,869,000 for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from rental income, interest income and preferred return income on our investments, and other revenue, which consists of tenant fee revenue and parking income. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all our investments using similar criteria.

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Rental Income, Net

For the six months ended June 30, 2025 and 2024, we earned rental income, net, of approximately $17,218,000 and $17,156,000, respectively. This increase was principally due to the partial period rental income from the $4,500,000 acquisition of 223 E Town Apartments, an 84-unit, Class A apartment community in Columbus, Ohio (“223 E Town”) in late first quarter 2024, partially offset by the partial period rental income from the sale of La Privada, a Class B, multifamily apartment complex in El Paso, Texas (“La Privada”) in late first quarter 2025.

Interest and Preferred Return Income

For the six months ended June 30, 2025 and 2024, we earned interest and preferred return income of approximately $506,000 and $694,000, respectively. This decrease was primarily due to interest earned on cash invested in U.S. treasury bills and in our money market account of approximately $265,000 for the six months ended June 30, 2025 as compared to approximately $452,000 for the six months ended June 30, 2024.

Other Revenue

For the six months ended June 30, 2025 and 2024, we earned other revenue of approximately $869,000 and $811,000, respectively, which consisted of tenant fee revenue and parking income.

Expenses

Interest Expense

For the six months ended June 30, 2025 and 2024, we incurred interest expense of approximately $5,293,000 and $5,640,000, respectively. This decrease was primarily due to the sale of La Privada and decreased interest expenses on our floating rate loans for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, partially offset by a full period of interest expense for 223 E Town.

Asset Management Fees

For the six months ended June 30, 2025 and 2024, we incurred asset management fees of approximately $703,000 and $796,000, respectively. This decrease was primarily due to the decrease in asset management fees expense primarily from the decrease in total equity value and related management fees paid to the Manager.

Depreciation and Amortization

For the six months ended June 30, 2025 and 2024, we incurred depreciation and amortization expenses of approximately $6,651,000 and $6,811,000, respectively. This decrease was due to the sale of La Privada and the decreased amortization from 223 E Town for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.

Real Estate Operating Expenses

For the six months ended June 30, 2025 and 2024, we incurred real estate operating expenses of approximately $8,412,000 and $7,974,000, respectively. This increase was due to general increases in operating expenses in our portfolio for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.

General and Administrative Expenses

For the six months ended June 30, 2025 and 2024, we incurred general and administrative expenses of approximately $1,420,000 and $1,400,000, respectively. This increase was due to general increases in general and administrative expenses in our portfolio for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.

Distributions

The authorization of distributions is currently delegated to our board of managers by our Manager. Our board of managers has authorized and we have paid, and we expect that our board of managers will continue to authorize and we will continue to pay, distributions monthly in arrears. Shareholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the shareholders have had their shares repurchased by us.

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Although our goal is to fund the payment of distributions solely from cash flow from operations, we have paid, and may continue to pay, distributions from other sources, and we have no limit on the amounts we may pay from such other sources. Such sources include the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow, and the issuance of additional securities.

On September 27, 2016, our Manager authorized and we declared our first distribution to shareholders of record as of the close of business on September 30, 2016. Our Manager has authorized and we have declared monthly distributions thereafter. From September 27, 2016 through December 31, 2018, our Manager authorized distributions to shareholders of record as of the close of business on the last day of each month. Beginning on January 1, 2019, our distributions are calculated on a daily basis.

Distributions made for distribution periods in 2024 and 2025 are shown in the table below:

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Daily Cash Distribution Amount Per Common Share	Net Asset Value (NAV) Per Share	Annualized Yield
1/1/2024 – 1/23/2024	12/26/2023	2/15/2024	$0.0017	$10.30	6.0	%(2)
1/24/2024 – 1/31/2024	12/26/2023	2/15/2024	$0.0017	$10.05	6.1	%(3)
2/1/2024 – 2/29/2024	12/26/2023	3/15/2024	$0.0017	$10.05	6.0	%(3)
3/1/2024 – 3/31/2024	3/1/2024	4/15/2024	$0.0017	$10.05	6.0	%(3)
4/1/2024 – 4/30/2024	3/1/2024	5/15/2025	$0.0017	$10.05	6.0	%(3)
5/1/2024 – 5/5/2024	4/30/2024	6/15/2024	$0.0017	$10.05	6.0	%(3)
5/6/2024 – 5/31/2024	4/30/2024	6/15/2024	$0.0017	$9.36	6.0	%(4)
6/1/2024 – 6/30/2024	4/30/2024	7/15/2024	$0.0015	$9.36	6.0	%(4)
7/1/2024 – 7/31/2024	7/1/2024	8/15/2024	$0.0015	$9.36	6.0	%(4)
8/1/2024 – 8/12/2024	7/1/2024	9/15/2024	$0.0015	$9.36	6.0	%(4)
8/13/2024 – 8/31/2024	7/1/2024	9/15/2024	$0.0015	$9.02	6.2	%(5)
9/1/2024 – 9/30/2024	9/1/2024	10/15/2024	$0.0015	$9.02	6.0	%(5)
10/1/2024 – 10/31/2024	10/1/2024	11/15/2024	$0.0015	$9.02	6.0	%(5)
11/1/2024 – 11/12/2024	10/1/2024	12/15/2024	$0.0015	$9.02	6.0	%(5)
11/13/2024 – 11/30/2024	10/1/2024	12/15/2024	$0.0014	$8.24	6.0	%(6)
12/1/2024 – 12/31/2024	10/1/2024	1/15/2025	$0.0014	$8.24	6.0	%(6)
1/1/2025 – 1/31/2025	12/26/2024	2/15/2025	$0.0014	$8.26	6.0	%(7)
2/1/2025 – 2/28/2025	12/26/2024	3/15/2025	$0.0014	$8.26	6.0	%(7)
3/1/2025 – 3/31/2025	12/26/2024	4/15/2025	$0.0014	$8.26	6.0	%(7)
4/1/2025 – 4/30/2025	3/28/2025	5/15/2025	$0.0014	$8.26	6.0	%(7)
5/1/2025 – 5/13/2025	3/28/2025	6/15/2025	$0.0014	$8.26	6.0	%(7)
5/14/2025 – 5/31/2025	3/28/2025	6/15/2025	$0.0014	$7.97	6.2	%(8)
6/1/2025 – 6/30/2025	3/28/2025	7/15/2025	$0.0013	$7.97	6.0	%(8)
7/1/2025 – 7/31/2025	6/25/2025	8/15/2025	$0.0013	$7.97	6.0	%(8)
8/1/2025 – 8/11/2025	6/25/2025	9/15/2025	$0.0013	$7.97	6.0	%(8)
8/12/2025 – 8/31/2025	6/25/2025	9/15/2025	$0.0013	$7.73	6.2	%(9)

(1) Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.30 per share NAV.

(3) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.05 per share NAV.

(4) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.36 per share NAV.

(5) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.02 per share NAV.

(6) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $8.24 per share NAV.

(7) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $8.26 per share NAV.

(8) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $7.97 per share NAV.

(9) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $7.73 per share NAV.

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For the six months ended June 30, 2025, we made cash distributions to our shareholders totaling approximately $1,665,540.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flows from operations, and borrowings under credit facilities.

To date, we have funded the acquisition of our diversified portfolio of investments in commercial real estate loan and equity assets and conducted our operations primarily from the proceeds from the Offerings, together with cash flow from operations and secured or unsecured financings from banks and other lenders.

As of June 30, 2025, we had approximately $14,196,000 in cash and cash equivalents and approximately $2,529,000 invested in marketable securities that provide returns on investment and are liquid, which provides flexibility for future investments. We currently anticipate that proceeds from our Second Follow-on Offering, cash flow from operations, and existing cash balances will provide sufficient liquidity to meet our funding commitments and operating requirements for at least one year following the date the financial statements included herein were available to be issued. Over the longer term, we intend to support liquidity and capital needs through a combination of cash flow generated from the seasoning of our existing assets, select strategic asset sales when market conditions are favorable, and additional equity capital raised through future share issuances. We believe this multi-faceted approach will provide flexibility to fund distributions, manage leverage, and pursue new investment opportunities consistent with our strategy.

Borrowings and Leverage

We expect to selectively employ leverage to enhance total returns to our stockholders. As of June 30, 2025, we had outstanding borrowings of approximately $215,160,000, net of deferred financing costs and premiums, from our consolidated investments. We use property-level leverage in connection with our equity investments, which, in the aggregate across the portfolio, we do not expect to exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of our total assets, capital expenditures and closing costs.

Related Party Payments

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager or an affiliate of our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. Assuming we raise the maximum offering amount in the Second Follow-on Offering, our organization and offering expenses are expected to be approximately 3.0% of gross offering proceeds. If our Second Follow-on Offering is not successfully completed, we will not be obligated to pay the remaining organization and offering expenses owed to our Manager. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, audit fees, fees associated with SEC reporting requirements, insurance costs, tax return preparation fees, taxes and filing fees, administrative fees and third-party costs associated with the aforementioned expenses.

The sponsors of our joint venture investments in real estate may make payments to our Manager or its affiliates in connection with the selection or purchase of investments. In addition to the payments and expenses described above, we pay our Manager a monthly asset management fee equal to an annualized rate of 1.00% payable in arrears, which will be based on the total equity value. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding.

Please refer to “Note 8 — Related Party Arrangements,” in Item 3. “Financial Statements” contained in this Semiannual Report for more information.

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Cash Flow

The following presents our cash flows for the six months ended June 30, 2025 and June 30, 2024 (in thousands):

	For the six	For the six
	months ended	months ended
	June 30, 2025	June 30, 2024
Net cash provided by operating activities:	$2,354	$2,093
Net cash provided by investing activities:	16,141	2,716
Net cash used in financing activities:	(16,635)	(560)
Net change in cash and cash equivalents and restricted cash	1,860	4,249
Cash and cash equivalents and restricted cash, beginning of period	17,515	21,478
Cash and cash equivalents and restricted cash, end of period	$19,375	$25,727

Net cash provided by operating activities was approximately $2,354,000 for the six months ended June 30, 2025 and related principally to operating income after adding back depreciation and amortization. Net cash provided by operating activities was approximately $2,093,000 for the six months ended June 30, 2024 and related principally to operating income after adding back depreciation and amortization.

Net cash provided by investing activities was approximately $16,141,000 for the six months ended June 30, 2025 and related principally to proceeds from the sale of La Privada. Net cash provided by investing activities was approximately $2,716,000 for the six months ended June 30, 2024 and related principally to proceeds from the sale of marketable securities, partially offset by the acquisition of investments and improvements to existing investments.

Net cash used in financing activities was approximately $16,635,000 for the six months ended June 30, 2025 and related principally to the repayment of debt, repurchase of common shares, and the payment of cash distributions, partially offset by proceeds from the issuance of common shares pursuant to the Offerings. Net cash used in financing activities was approximately $560,000 for the six months ended June 30, 2024 and related principally to the repurchase of common shares and the payment of cash distributions, partially offset by proceeds from the issuance of common shares pursuant to the Offerings and borrowings under mortgages payable.

Market Outlook and Recent Trends

The Company’s portfolio is diversified by security type, property type, and geographic location, and the Company targets all major commercial property types, including apartment buildings, office buildings, retail centers, self-storage facilities, mobile home communities and industrial facilities.

Effective August 1, 2025, we amended our investment mandate to reflect a renewed focus on preferred equity and joint venture equity investments in industrial assets. In line with this expanded focus, we completed acquisitions of modern distribution facilities leased to FedEx Ground Package System, Inc. (“FedEx Ground”), a subsidiary of FedEx Corporation (NYSE: FDX, S&P issuer rating: BBB) (“FedEx”), which provide long-term, creditworthy tenancy and stable contractual income. We intend to continue targeting industrial assets in core, business-friendly markets with strong transportation connectivity, extended lease terms, and limited near-term rollover risk. We believe these types of industrial assets can generate steady income with minimal rollover risk in the near-term. We intend to capitalize on seller dynamics and short-term market dislocations that may obscure intrinsic value and enhance returns by obtaining attractive financing.

Macroeconomic Environment

The commercial real estate market continues to work through the effects of prolonged elevated interest rates, and while those pressures have not abated, the pace of change has moderated. As of June 30, 2025, and continuing through September 2025, the ten-year treasury yield declined from a peak of 4.78% in January 2025 to 4.03% as of September 15, 2025. As most investment properties are financed with debt, benchmark yields like the ten-year treasury rate are important in commercial real estate because they influence borrowing costs and therefore ultimately affect the price an investor can pay. We believe sustained moderation in benchmark yields could support valuations over time, though there is typically lag movements in capital markets and their impact on appraisals and transaction pricing. As a result, changes in treasury rates can take multiple quarters to flow through appraisals and negotiated transactions.

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Multifamily Sector

Portfolio fundamentals for multifamily remain steady, with strong rent collections and resilient occupancy underscoring the stability of our income streams even as property valuations continue to face pressure from higher capitalization rates. According to the CBRE Q2 2025 Multifamily Report,, effective rents grew approximately 1.2% year-over-year—the first time in two years growth has exceeded 1.0%—and national vacancy improved to approximately 4.1%. Net absorption reached nearly 190,000 units, more than double new completions, underscoring demand strength. While multifamily properties continue to face valuation pressure due to debt maturities and decreased transaction volume compared to years past, national indicators point to improving operating trends. We believe limited single-family housing supply, high barriers to homeownership, and demographic trends such as household formation will continue to support multifamily as a resilient, long-term investment category, even as construction pipelines taper from prior highs.

Industrial Sector

The industrial sector continues to benefit from secular demand drivers including e-commerce adoption, supply chain reconfiguration, and onshoring of manufacturing. According to the Cushman & Wakefield Q2 2025 U.S. Industrial Report, national net absorption totaled nearly 30 million square feet, reflecting ongoing tenant demand even as new completions fell to their lowest level since 2019. Development pipelines, particularly speculative projects, have contracted significantly, setting the stage for a more balanced supply-demand environment in the years ahead. According to CBRE, leasing activity in 2025 has stabilized above 800 million square feet annually, with third-party logistics providers accounting for roughly 35% of demand. We believe these trends, combined with constrained new supply and tariff-related cost pressures that may limit future development, create favorable entry points for acquiring modern industrial facilities with creditworthy tenants and long lease terms.

Office Sector

The office sector continues to face headwinds as tenants reassess space needs in light of hybrid work adoption, expiring leases, and elevated operating costs. According to JLL’s Q2 2025 U.S. Office Outlook, national vacancy rates remain elevated at approximately 19%, though the pace of occupancy losses has moderated compared to prior years. Construction pipelines have slowed considerably, with new supply at multi-decade lows, which over time should help stabilize fundamentals. Capital markets activity remains muted, with transaction volumes well below historical averages as pricing discovery continues. We believe opportunities exist to acquire high-quality office assets at significant discounts to replacement cost, particularly in markets with diversified employment bases and population growth. Over the long term, we expect a bifurcation between modern, well-located properties positioned to capture tenant demand and obsolete buildings facing functional challenges, underscoring the importance of selectivity in office investment.

Portfolio Positioning

We view real estate investing as a long-term endeavor. Our objective remains to protect and maximize value through disciplined portfolio management, transparent communication, and thoughtful capital deployment as conditions evolve. While valuations remain influenced by broader capital-market conditions, the resilience of our portfolio and our renewed emphasis on industrial assets meet our goals of providing stable cash distributions. We expect multifamily and industrial fundamentals to strengthen over the medium term as supply-demand dynamics normalize, supporting long-term appreciation potential alongside steady income. In the office sector, while near-term challenges persist as tenants adjust to evolving workplace strategies, we believe select, well-located and modernized assets will continue to attract demand. Over time, we expect a clear bifurcation between high-quality properties and those facing obsolescence, creating opportunities to acquire durable income streams at attractive pricing for long-term value creation.

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Investment Strategy

Our primary investment objectives are to realize capital appreciation in the value of our investments over the long term and to pay attractive and stable cash distributions to stockholders. We pursue these objectives through a disciplined approach to multifamily and industrial real estate investing, leveraging our Manager’s sourcing, underwriting, and asset management capabilities.

We have used, and intend to continue using, substantially all of the net proceeds from the Second Follow-on Offering (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets.

Effective July 31, 2025, we expanded our investment mandate to include preferred equity and joint venture equity investments in industrial assets to complement our core multifamily focus. In line with this expanded focus, we completed acquisitions of modern distribution facilities leased to FedEx Ground Package System, Inc. (“FedEx Ground”), a subsidiary of FedEx Corporation (NYSE: FDX, S&P issuer rating: BBB) (“FedEx”), which provide long-term, creditworthy tenancy and stable contractual income. We intend to continue targeting industrial assets in core, business-friendly markets with strong transportation connectivity, extended lease terms, and limited near-term rollover risk. We believe the industrial sector complements our multifamily holdings and office buildings by enhancing portfolio diversification and supporting steady cash flow. We intend to capitalize on seller dynamics and short-term market dislocations that may obscure intrinsic value and enhance returns by obtaining attractive financing.

In order to achieve our investment objectives, we target income-producing investments in commercial real estate. We will target highly occupied, stable properties and properties with modest value-add business plans to focus on current income and cash flow as well as potential downside protection. While we will continue to pursue commercial real estate loans, such as senior and mezzanine loans, and debt-like investments, such as preferred equity, when compelling investment opportunities arise, our focus will primarily be on joint venture equity investments as we currently believe they will produce the best risk-adjusted return. Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including industrial assets, apartment buildings, self-storage facilities, retail centers and office buildings, allows us to quickly take advantage of opportunities created by market changes. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive returns and strong structural features.

Our investment process involves comprehensive financial, structural, operational, and legal due diligence of both the underlying assets and our partners, with a focus on structuring transactions to optimize pricing and mitigate risk. We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our stockholders. We expect to employ leverage selectively, consistent with our target portfolio-wide leverage profile, to enhance total returns while maintaining balance sheet flexibility. Through this strategy, we seek to build a diversified portfolio of multifamily, office and industrial assts that can deliver resilient income, protect stockholder capital, and generate long-term value.

Critical Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

8

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this Semiannual Report for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2025, we had no off-balance sheet arrangements.

Related Party Payments

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager or an affiliate of our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. We intend to reimburse our Manager for actually incurred, third-party organization and offering expenses in an amount up to 3.0% of gross offering proceeds from our Second Follow-on Offering. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, audit fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, property management fees, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administrative fees, fees for the services of independent directors and third-party costs associated with the aforementioned expenses.

The sponsors of our joint venture investments in real estate may make payments to our Manager or its affiliates in connection with the selection or purchase of investments. In addition to the payments and expenses described above, we pay our Manager a monthly asset management fee of one-twelfth of 1.25%, which is based on total equity value, which equals (a) our then-current per share NAV, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. Any portion of the asset management fee may be deferred and paid in a subsequent period upon the mutual agreement of the Company and our Manager.

Recent Developments

FedEx Ground KY – Louisville, Kentucky

On September 17, 2025, we acquired a $3,717,489 joint-venture limited partnership equity investment (the “FedEx Ground KY Equity Investment”) in a special purpose entity in connection with the acquisition of a 2015-built, 303,369 square-foot industrial building located in Louisville, Kentucky (the “FedEx Ground KY Property”). In addition, in connection with the FedEx Ground KY Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $23,822,500 (the “FedEx Ground KY Loan”). The FedEx Ground KY Loan is interest only with a floating interest rate of 1-Month Term SOFR plus 1.8% and has a term of 36 months with two 12-month extension options. In connection with the FedEx Ground KY Loan, the special purpose entity executed an interest rate swap agreement with an unaffiliated third party to provide a fixed interest rate of 5.1% for the term of the FedEx Ground KY Loan.

The FedEx Ground KY Property is 100% leased to FedEx Ground Package System, Inc. (“FedEx Ground”), a subsidiary of FedEx Corporation (NYSE: FDX, S&P issuer rating: BBB) (“FedEx”). FedEx is one of the largest delivery companies in the U.S. with approximately 370,000 U.S. employees spread across over 4,800 facilities, and FedEx Ground has been a tenant at the FedEx Ground KY Property since the property was built. The lease extends through September 2030, and FedEx Ground has two 5-year renewal options.

The FedEx Ground KY Property is well located in the Bluegrass submarket of Louisville, Kentucky. The location offers direct access to five major interstates while also being only approximately 15 miles away from the Louisville International Airport, the sixth busiest air cargo airport in the world and home to UPS Worldport – the largest fully automated package-handling facility in the world. The property has features that include but are not limited to LED lighting, ESFR sprinkler systems, 32-foot clear heights, cross-dock loading configuration, and ample trailer and auto parking. While we believe FedEx Ground will exercise its option to renew in light of its longstanding tenancy, the property-specific features make it optimal for a wide range of industrial uses, which offers downside protection.

9

In connection with the FedEx Ground KY Equity Investment, the special purpose entity will pay an affiliate of our Manager the following fees: (i) an acquisition fee equal to 2.0% of the FedEx Ground KY Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground KY Property that will be paid monthly. In addition, RealtyMogul Apartment Growth REIT, Inc., another REIT with similar objectives and managed by our Manager, has acquired a $4,500,000 joint-venture limited partnership equity investment in the FedEx Ground KY Property.

FedEx Ground TN – Chattanooga, Tennessee

On September 17, 2025, we also acquired a $2,282,511 joint-venture limited partnership equity investment (the “FedEx Ground TN Equity Investment”) in a special purpose entity in connection with the acquisition of a 2017-built, 236,976 square-foot industrial building located in Chattanooga, Tennessee (the “FedEx Ground TN Property”). In addition, in connection with the FedEx Ground TN Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $19,662,500 (the “FedEx Ground TN Loan”). The FedEx Ground TN Loan is interest only with a floating interest rate of 1-Month Term SOFR plus 1.8% and has a term of 36 months with two 12-month extension options. In connection with the FedEx Ground TN Loan, the special purpose entity executed an interest rate swap agreement with an unaffiliated third party to provide a fixed interest rate of 5.1% for the entire term of the FedEx Ground TN Loan.

The FedEx Ground TN Property is 100% leased to FedEx Ground, and FedEx Ground has been a tenant at the property since the property was built. The lease extends through January 2032, and FedEx Ground has two 5-year renewal options.

The FedEx Ground TN Property is strategically located in Chattanooga, Tennessee. The FedEx Ground TN Property is located just 0.5 miles from I-75 and eight miles from both I-24 and Chattanooga Metropolitan Airport, offering excellent regional connectivity. It is also only 11 miles from downtown Chattanooga, making it ideal for last-mile distribution. Chattanooga as a city is a major logistics and manufacturing hub with over 1 million residents and access to one-third of the U.S. population within a one-day truck drive. The property has features that include but are not limited to LED lighting, 30-foot minimum clear heights, rear-loading configuration, and ample trailer and auto parking. While we believe FedEx Ground will exercise its option to renew in light of its longstanding tenancy, the property-specific features make it optimal for a wide range of industrial uses, which offers downside protection.

In connection with the FedEx Ground TN Equity Investment, the special purpose entity will pay an affiliate of our Manager the following fees: (i) an acquisition fee equal to 2.0% of the FedEx Ground TN Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground TN Property that will be paid monthly. In addition, RealtyMogul Apartment Growth REIT, Inc. has acquired a $4,500,000 joint-venture limited partnership equity investment in the FedEx Ground TN Property.

Columbus Office Portfolio – Columbus, Ohio

As previously disclosed, on November 5, 2019, we acquired a $7,000,000 joint-venture limited partnership equity investment (the “Columbus Office Investment”) for the acquisition and renovation of an office portfolio consisting of a pair of non-contiguous office buildings located in Columbus, Ohio. We acquired the Columbus Office Investment from Columbus Office Portfolio, LLC (“Columbus Office”), a special purpose entity of which the Company is the sole member. In connection with the Columbus Office Investment, Columbus Office obtained a $33,635,340 loan from an unaffiliated lender.

10

Also as previously disclosed, on December 1, 2024, Columbus Office entered into maturity default under the terms of the loan and, on April 30, 2025, entered into a loan modification and extension to the loan to, among other things, extend the maturity date to August 15, 2025.

On August 16, 2025, Columbus Office entered into maturity default under the terms of the loan. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all. See the section of the Offering Circular captioned “Risk Factors—Our participation in a co-ownership arrangement could subject us to risks that otherwise may not be present in other real estate investments, which could result in litigation or other potential liabilities that could increase our costs and negatively affect our results of operations,” “—Commercial real estate equity investments will be subject to risks inherent in ownership of real estate” and “—Our strategy involves leverage, which may cause substantial loss.”

Appointment of Chief Compliance Officer

Effective August 1, 2025, Erik Hansen, the Chief Compliance Officer of our Manager, resigned from his role as such. Our board of managers appointed Tara Horne as Chief Compliance Officer of our Manager effective immediately upon Mr. Hansen’s resignation. Ms. Horne is responsible for managing all compliance and regulatory matters for our Manager.

Estimated NAV per share as of June 30, 2025

On August 12, 2025, our board of managers determined that our NAV per share is $7.73 as of June 30, 2025. This NAV per share will be effective until updated by us on or about September 30, 2025, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of our Manager or its affiliates at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2025 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2025.

As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common shares at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company.”

Non-GAAP Financial Measures

We disclose financial measures calculated and presented in accordance with GAAP; however, we provide certain financial information on a non-GAAP basis (“non-GAAP financial measures”). We provide non-GAAP financial measures to provide information that may assist investors in understanding our results of operations and assessing our prospects for future performance. Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and the Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

11

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and

●	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2025 and June 30, 2024, are as follows:

	For the Six Months	For the Six Months
	Ended	Ended
	June 30,	June 30,
	2025	2024
	(in thousands)	(in thousands)
GAAP net income/(loss) attributable to RealtyMogul Income REIT, LLC	$10,132	$(3,105)
Add: depreciation of properties	5,098	5,171
Adjustments for noncontrolling interest in depreciation	(1,561)	(1,314)
Add: amortization of lease intangibles	1,133	1,324
Adjustments for noncontrolling interest in amortization of lease intangibles asset	(318)	(382)
Less: amortization of lease intangible liabilities	(80)	(119)
Adjustments for noncontrolling interest in amortization of lease liabilities	33	43
Add: amortization of lease commissions	168	104
Adjustments for noncontrolling interest in amortization of lease commissions	(64)	(38)
Add: amortization of real estate tax abatement	251	212
Adjustments for noncontrolling interest in amortization of real estate tax abatement	(78)	(64)
Adjustments for change in fair value of interest rate swaps	—	—
Adjustments for noncontrolling interest in change in fair value of interest rate swaps	—	—
Adjustments for change in fair value of interest rate caps	77	448
Adjustments for noncontrolling interest in change in fair value of interest rate caps	(23)	(152)
Adjustments for unrealized loss on marketable securities	(27)	(90)
Adjustments for realized gain on marketable securities	—	—
Adjustments for loss on extinguishment of debt	504
Adjustments for gain on sale of real estate investment held for sale	(6,549)	—
Adjustments for noncontrolling interest in gain on sale of real estate held for sale	578
Adjustments for gain on sale of real estate investment	(7,320)	—
Funds from operations (“FFO”) applicable to common stock	1,954	2,038
Add: amortization of deferred financing costs	323	263
Adjustments for noncontrolling interest in amortization of deferred financing costs	(130)	(74)
Add: stock award compensation	36	30
Adjustments for straight - line rent recognition	—	—
Adjusted funds from operations (“AFFO”) applicable to common stock	$2,183	$2,257

Item 2. Other Information

None.

12

Item 3. Financial Statements

RealtyMogul Income REIT, LLC

F-1

RealtyMogul Income REIT, LLC

Consolidated Balance Sheets

As of June 30, 2025 (unaudited) and December 31, 2024 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2025	As of December 31, 2024
ASSETS
Real estate investments, at cost
Land	$23,925	$32,140
Building and improvements	251,693	279,654
Tenant improvements	8,764	9,648
Total real estate investments, at cost	284,382	321,442
Less accumulated depreciation	(30,840)	(33,592)
Real estate investments, net	253,542	287,850
Real estate held for sale, at fair value	36,999	10,361
Real estate debt investments, net	3,325	3,325
Marketable securities, at fair value	2,529	2,502
Intangible lease assets, net	3,086	4,315
Intangible lease assets related to real estate asset held for sale, net	96	-
Lease commissions, net	1,248	1,484
Lease commissions related to real estate asset held for sale, net	368	-
Real estate tax abatement, net	5,039	5,290
Cash and cash equivalents	14,196	11,205
Shareholder funds receivable	-	29
Deferred offering costs, net	168	219
Restricted cash, escrows and deposits	5,179	6,310
Prepaid expenses	547	636
Interest receivable	39	34
Rent receivable, net	1,891	1,326
Other receivables	178	155
Total Assets	$328,430	$335,041

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$5,032	$5,214
Deferred offering costs payable	19	19
Mortgages payable, net of deferred financing costs of $2,461 and $2,848 and $2,190 and $2,267 discount, respectively	187,686	215,467
Mortgage payable related to real estate assets held for sale, net of $156 and $87 deferred financing cost	27,474	9,983
Intangible lease liabilities, net	731	856
Intangible lease liabilities related to real estate asset held for sale, net	45	-
Security deposits	999	1,106
Distributions payable	458	492
Settling subscriptions payable	1,070	1,271
Asset management fee payable	72	77
Other liabilities	1,036	1,007
Member loan payable, net	208	191
Total Liabilities	224,830	235,683

Members’ Equity
Common shares; unlimited shares authorized; 11,618,652 and 11,671,758 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	115,301	115,701
Accumulated deficit	(39,792)	(46,202)
Total RealtyMogul Income REIT, LLC Equity	75,509	69,499
Noncontrolling interests in consolidated joint ventures	28,091	29,859
Total Members’ Equity	103,600	99,358

Total Liabilities and Members’ Equity	$328,430	$335,041

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Income REIT, LLC

Consolidated Statements of Operations

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Revenues
Rental income, net	$17,218	$17,156
Other revenue	869	811
Interest income	265	452
Preferred return income	241	242
Total Revenues	18,593	18,661

Operating Expenses
Asset management fees	703	796
Depreciation and amortization	6,651	6,811
Real estate operating expenses	8,412	7,974
Servicing fee	8	8
General and administrative expenses	1,420	1,400
Total Operating Expenses	17,194	16,989
Operating Income	1,399	1,672
Other (Income) and Expenses
Interest expense	5,293	5,640
Loss on extinguishment of debt	504	-
Change in fair value of interest rate caps	77	448
Other income	(52)	(63)
Unrealized gain on investment in marketable securities	(27)	(90)
Gain on real estate investments classified as held for sale	(6,549)	-
Realized gain on sale of real estate investment	(7,320)	-
Consolidated Net Income (Loss)	9,473	(4,263)
Net Loss attributable to Noncontrolling Interests	(659)	(1,158)
Net Income (Loss) attributable to RealtyMogul Income REIT, LLC	$10,132	$(3,105)

Net income (loss) per basic and diluted common share	$0.86	$(0.26)
Weighted average common shares outstanding	11,727,701	11,770,156

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Income REIT, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share data)

				Total
	Common Shares		Accumulated	RealtyMogul Income REIT,	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit	LLC Equity	Joint Ventures	Equity
Balance as of December 31, 2023	11,647,918	$115,240	$(32,462)	$82,778	$23,823	$106,601
Proceeds from issuance of common shares	357,537	3,547	-	3,547	-	3,547
Stock award	3,000	30	-	30	-	30
Repurchase of common shares	(314,807)	(2,915)	-	(2,915)	-	(2,915)
Amortization of deferred offering costs	-	(107)	-	(107)	-	(107)
Contributions from noncontrolling interests	-	-	-	-	2,531	2,531
Distributions declared on common shares	-	-	(3,520)	(3,520)	-	(3,520)
Distributions to noncontrolling interests	-	-	-	-	(691)	(691)
Net loss	-	-	(3,105)	(3,105)	(1,158)	(4,263)
Balance as of June 30, 2024	11,693,648	$115,795	$(39,087)	$76,708	$24,505	$101,213

				Total
	Common Shares		Accumulated	RealtyMogul Income REIT,	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit	LLC Equity	Joint Ventures	Equity
Balance as of December 31, 2024	11,671,758	$115,701	$(46,202)	$69,499	$29,859	$99,358
Proceeds from issuance of common shares	235,158	1,923	-	1,923	-	1,923
Stock award	4,300	36	-	36	-	36
Repurchase of common shares	(292,564)	(2,300)	-	(2,300)	-	(2,300)
Amortization of deferred offering costs	-	(59)	-	(59)	-	(59)
Contributions from noncontrolling interests	-	-	-	-	60	60
Distributions declared on common shares	-	-	(2,872)	(2,872)	-	(2,872)
Distributions to noncontrolling interests	-	-	(850)	(850)	(1,169)	(2,019)
Net income (loss)	-	-	10,132	10,132	(659)	9,473
Balance as of June 30, 2025	11,618,652	$115,301	$(39,792)	$75,509	$28,091	$103,600

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Income REIT, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands)

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
OPERATING ACTIVITIES:
Consolidated net income (loss)	$9,473	$(4,263)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation	5,099	5,171
Unrealized gain on investment in marketable securities	(27)	(90)
Gain on real estate investments classified as held for sale	(6,549)	-
Realized gain on sale of real estate investment	(7,320)	-
Stock award compensation	36	30
Amortization of intangible assets relating to leases	1,133	1,324
Amortization of intangible liabilities relating to leases	(80)	(119)
Amortization of deferred financing costs	323	263
Loss on debt extinguishment	504	-
Amortization of real estate tax abatement	251	212
Amortization of lease commissions	168	104
Amortization of marketable securities discount	-	(41)
Net change in fair value of interest rate caps	77	448
Changes in assets and liabilities:
Net change in prepaid expenses	89	(78)
Net change in interest receivable	(5)	(5)
Net change in rent receivable	(565)	(302)
Net change in other receivables	(5)	75
Net change in accounts payable and accrued expenses	(165)	(602)
Net change in asset management fee payable	(5)	(11)
Net change in security deposit	(107)	(13)
Net change in other liabilities	29	(10)
Net cash provided by operating activities	2,354	2,093
INVESTING ACTIVITIES:
Purchases of real estate	-	(5,263)
Payment of lease commissions	(299)	(60)
Improvements to real estate	(1,241)	(2,091)
Proceeds from sales of real estate investment	17,681	-
Proceeds from sales of marketable securities	-	10,130
Net cash provided by investing activities	16,141	2,716
FINANCING ACTIVITIES:
Proceeds from the issuance of common shares	745	1,795
Repurchase of common shares	(2,501)	(2,986)
Payment of cash distributions	(1,698)	(1,831)
Payment of promote distributions	(851)	-
Capital contribution from noncontrolling interests	60	2,531
Distribution to noncontrolling interest	(1,188)	(691)
Borrowings under mortgages payable	-	1,828
Deferred offering costs paid	(7)	(160)
Payment of finance costs	(93)	(596)
Debt extinguishment costs	(417)	-
Repayment of debt	(10,685)	(450)
Net cash used in financing activities	(16,635)	(560)

Net increase in cash and cash equivalents and restricted cash	1,860	4,249
Cash and cash equivalents and restricted cash, beginning of period	17,515	21,478
Cash and cash equivalents and restricted cash, end of period	$19,375	$25,727

Cash paid for interest	$5,123	$5,952
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:

Shareholder funds receivable	$29	$24
Change in settling subscriptions payable	$(200)	$(71)
Change in distributions declared but not paid	$(34)	$(86)
Change in deferred offering costs payable	$-	$19
Shares issued through distribution reinvestment program	$1,208	$1,776
Mortgage assumed through real estate acquisition	$-	$13,307

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Note 1 – Formation and Organization

RealtyMogul Income REIT, LLC (the “Company”) is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets. The Company was formed under the name MogulREIT I, LLC and, effective October 15, 2021, changed its name to RealtyMogul Income REIT, LLC. The use of the terms “RealtyMogul Income REIT,” the “Company,” “we,” “us,” or “our” in this semiannual report refer to RealtyMogul Income REIT, LLC and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“RM Adviser” or our “Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.

On August 12, 2016, our initial offering of common shares, which represent limited liability company interests in our Company (the “Initial Offering”), was qualified by the SEC, and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering” and, together with the Initial Offering and the Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering. Commencing with the qualification of the Offering Circular on August 29, 2024, all sales of our common shares in the Second Follow-on Offering were executed through RM Securities, LLC (“RM Securities”), a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), and an affiliate of our Sponsor and our Manager. However, on July 11, 2025, RM Securities filed a Uniform Request for Broker-Dealer Withdrawal (Form BDW) with the SEC and FINRA for full withdrawal of RM Securities’ broker-dealer registration (the “BD Withdrawal”). Accordingly, no future offers or sales of our common shares in the offering will be executed through RM Securities or any other registered broker-dealer.

We are continuing to offer in the Second Follow-on Offering up to $67,475 of our common shares (comprising $62,832 in shares in our primary offering and $4,464 in shares pursuant to our distribution reinvestment plan), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000 of our common shares. However, effective July 11, 2025 (the “New Subscription Pause Date”), our Manager temporarily paused acceptance of new subscriptions in connection with the Second Follow-on Offering (the “New Subscription Pause”). The New Subscription Pause applies only to new cash subscriptions in the Second Follow-on Offering. Neither the BD Withdrawal nor the New Subscription Pause impacts our eligible common shareholders’ enrollment and participation in our distribution reinvestment plan. We plan to resume the Second Follow-on Offering at a later date and, in connection therewith, we expect to offer all of our common shares directly to investors on a best-efforts basis exclusively through the online Realty Mogul Platform.

Our offering price per share equals the most recently announced net asset value (“NAV”) per share, which is $7.73 per share, as of June 30, 2025. As of June 30, 2025, we had issued an aggregate of 14,478,639 common shares in the Offerings for gross offering proceeds of approximately $147,312.

F-6

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of members’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

GAAP requires any subsidiaries, investment, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its wholly-owned subsidiary, Realty Mogul 83, LLC (“RM83”), which was formed during 2017, its controlled joint ventures, RM La Privada, LLC (“La Privada”), RM The Hamptons, LLC (“The Hamptons”), and Columbus Office Portfolio, LLC (“Columbus”), all of which were acquired during 2019, RM Pohlig, LLC (“Pohlig”) and RM Lubbock MOB, LLC (“Lubbock MOB”), both of which were acquired during 2020, RM Turtle Creek, LLC (“Turtle Creek”), RM Kings Landing, LLC (“Kings Landing”), RM Roosevelt Commons, LLC (“Roosevelt Commons”), RM Minnehaha Meadows, LLC (“Minnehaha Meadows”) and RM Bentley, LLC (“Bentley Apartments”), all of which were acquired during 2021, RM Haverford Place, LLC (“Haverford Place”), RM Edison, LLC (“Edison Apartments”) and RICORE Columbia Square, LLC (“Columbia Square”), all of which were acquired during 2022, RICORE Acropolis LLC (“The Acropolis”), which was acquired during 2023, and RM 223 E Town, LLC (“223 E Town Apartments”), which was acquired during 2024.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2024, which was filed with the SEC on April 28, 2025.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Earnings Per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2025 and the year ended December 31, 2024.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2025 and December 31, 2024, there were $0 and $29, respectively, in subscriptions that had not settled. All of these funds settled subsequent to year-end. Shareholder funds receivable are carried at cost which approximates fair value.

F-7

Settling Subscriptions Payable

Share repurchases initiated in June 2025 and December 2024 were settled in August 2025 and February 2025, respectively. These liabilities were reversed subsequent to June 30, 2025 and December 31, 2024 when the share repurchases settled in August 2025 and February 2025, respectively.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2025, the Company’s investments in real estate operate in Virginia, Ohio, Texas, Missouri, Washington, Kentucky and Oregon. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing and commercial real estate in those geographical areas.

For the six months ended June 30, 2025, the Company’s annualized rental income in real estate equity investments by state is approximately 48%, 17%, 13%, 8%, 6%, 4% and 4%, for Ohio, Missouri, Virginia, Kentucky, Washington, Texas and Oregon, respectively.

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees and expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ equity. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Second Follow-on Offering is not successfully completed. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the Offerings.

As of June 30, 2025 and December 31, 2024, the Manager had incurred offering costs of $4,074 and $4,067, respectively, on behalf of the Company. As of June 30, 2025 and December 31, 2024, $3,906 and $3,847, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity. Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

F-8

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2025 and December 31, 2024, the Company held investments in 14 and 15 entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments, reduced by an allowance for doubtful accounts. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an allowance for credit loss is required. The Company recognizes an allowance for doubtful accounts for financial assets carried at amortized cost and other qualifying receivables to present the net amount expected to be collected as of the consolidated balance sheet date using the probability of default/loss given default method using historical losses adjusted for current conditions and reasonable and supportable forecasts. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and based on the Company’s expectations as of the consolidated balance sheet date. Assets are written off when the Company determines that such financial assets are deemed uncollectible or based on regulatory requirements, whichever is earlier. Write-offs are recognized as a deduction from the allowance for doubtful accounts. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the consolidated balance sheet date. The Company elected to use the practical expedient for collateral dependent receivables as estimates for the recovery of debt investments is based on collateral value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2025 and December 31, 2024.

F-9

For the six months ended June 30, 2025 and the year ended December 31, 2024, $2,872 and $6,700, respectively, in distributions have been declared to shareholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares.

Tax periods from 2022 to 2025 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment include terms that are similar to interest on a debt instrument. As of June 30, 2025 and December 31, 2024, no amortization of premium, discount, or origination costs or fees have been recognized.

Rental income is recognized as rentals become due on a straight-line basis over the term of the lease when there are rent abatements or scheduled changes to contractual base rent. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases. For certain properties, in addition to contractual base rent, the tenants pay their share of taxes, insurance, common area maintenance, and utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standards Update (“ASU”) 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The fair value of the purchase consideration is then allocated based on the relative fair value of the assets including land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

F-10

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors. As of June 30, 2025 and December 31, 2024, the Company determined that there was no impairment of long-lived assets.

For each lease we assume through an acquisition of a property, the Company applies ASC 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date. If the terms are favorable, an above-market lease intangible asset is recorded, and if the terms are unfavorable, a below-market lease liability is recorded. ASC 805-20-25-12 does not provide further guidance on how to arrive at the fair value of the above- or below-market lease intangible asset or liability, so the Company refers to ASC 820 and ASC 842 for the appropriate valuation guidance. ASC 820 provides detailed guidance for using management’s judgment and other market participant considerations in assessing fair value when quoted prices are not available. Primarily all of the Company’s existing above- and below-market leases resulted from our 2019 to 2023 acquisitions of office properties.

Real Estate Held for Sale

The Company classifies real estate investments as being held for sale when it meets all of the following criteria: (i) management commits to a plan to sell the asset, (ii) the asset is available for immediate sale, (iii) an active program to locate a buyer has been initiated, (iv) the sale is highly probable to occur within one year, and (v) it is unlikely that significant changes to the plan will be made. When a real estate investment is classified as held for sale, depreciation of the asset is discontinued and the asset is carried at the lower of its carrying amount or the fair value less costs to sell. As of June 30, 2025, the company determined that The Hamptons and Columbus (855 Grandview) should be classified as held for sale at its fair value in the amount of $24,250 and $12,800, respectively, resulting in a $5,174 and $1,375, respectively, gain on real estate investments classified as held for sale. The related mortgage net of debt insurance costs of $15,694 and $11,780, respectively, are also classified as held for sale as of June 30, 2025. During the six months ended June 30, 2025, The Hamptons and Columbus (855 Grandview) had a net operating loss of $161 and $266, respectively. As of December 31, 2024, the company determined that La Privada Apartments should be classified as held for sale at its carrying value in the amount of $10,361. The related mortgage net of debt insurance costs of $9,983 is also classified as held for sale as of December 31, 2024. During the year ended December 31, 2024, La Privada Apartments had a net operating income of $213.

Restricted Cash and Escrows

In November 2016, the Financial Accounting Standards Board issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statements of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statements of cash flows. The adoption of this standard results in amounts previously recorded in cash provided by (used in) operating activities on the statements of cash flows to be included in the beginning and ending balances of cash and cash equivalents and restricted cash on the statements of cash flows. The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the consolidated balance sheets to be included in cash and cash equivalents and restricted cash on the consolidated statements of cash flows.

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Cash Equivalents and Restricted Cash on the consolidated statements of cash flows:

	June 30, 2025	December 31, 2024

Cash and cash equivalents	$14,196	$11,205
Restricted cash, escrows and deposits	5,179	6,310
Total cash and cash equivalents and restricted cash	$19,375	$17,515

F-11

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2025 and December 31, 2024, there was $265 and $269, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2025 and 2024, were $255 and $231, respectively.

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 to 49 years. Site improvements, building improvements and tenant improvements are depreciated on the straight-line method over an estimated useful life of 1.1 to 19 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Amortization of intangible lease assets is computed over the remaining life of the leases using the straight-line method. Amortization of the real estate tax abatement is computed over 10 to 15-year abatement period using the straight-line method.

Deferred Financing Costs and Mortgage Discount

Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. The Company recognizes a debt discount or premium in connection with mortgages assumed at fair value in accordance with ASC 805.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

F-12

The Company periodically will enter into interest rate cap agreements that are measured at fair value on a recurring basis in order to limit interest rate risk on variable rate mortgages and the Company does not use such agreements for trading purposes. The Company has no such agreements outstanding as of June 30, 2025 and December 31, 2024. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company.

The Company is required to disclose an estimate of fair value of financial instruments for which it is practicable to estimate the fair value. For certain financial instruments, fair values are not readily available since there are no active trading markets characterized by current exchanges by willing parties. The Company believes that the carrying amount reasonably approximates the fair value of the Company’s financial instruments.

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”), provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

New Accounting Pronouncements

On January 1, 2023, the Company adopted ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASC 326”), and its related amendments using the modified retrospective method. The new standard changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments, including trade receivables, from an incurred loss model to an expected loss model and adds certain new required disclosures. Under the expected loss model, entities will recognize credit losses to be incurred over the entire contractual term of the instrument rather than delaying recognition of credit losses until it is probable the loss has been incurred. In accordance with ASC 326, the Company evaluates certain criteria, including aging and historical write-offs, current economic condition of specific customers and future economic conditions, to determine the appropriate allowance for doubtful accounts. The adoption of ASC 326 had an insignificant impact on opening retained earnings.

Note 3 – Real Estate Debt Investments

We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2025 and December 31, 2024. We have invested in 23 debt and debt-like investments with 22 of those investments paid off in full since inception through June 30, 2025.

The following table presents the Company’s investments in real estate debt related assets as of June 30, 2025 and December 31, 2024:

As of June 30, 2025:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$3,325	$3,325	14.00%	100.00%
Balance as of June 30, 2025	1	$3,325	$3,325	14.00%	100.00%

F-13

As of December 31, 2024:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$3,325	$3,325	14.00%	100.00%
Balance as of December 31, 2024	1	$3,325	$3,325	14.00%	100.00%

The following table describes our debt related investment activities for the six months ended June 30, 2025 and the year ended December 31, 2024:

Investments in Debt:	Amount
Balance as of December 31, 2023	$3,325
Principal repayments	-
Balance as of December 31, 2024	3,325
Principal repayments	-
Balance as of June 30, 2025	$3,325

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2025 and December 31, 2024, all investments are considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment. As of both June 30, 2025 and December 31, 2024, none of our debt related investments were considered impaired, and no impairment charges were recorded in the consolidated financial statements.

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated investments in real estate as of June 30, 2025:

Description of Property	Land	Building and Improvements	Tenant Improvements	Accumulated Depreciation	Total
223 E Town Apartments	$1,844	$13,922	$93	$(518)	$15,341
Columbus, OH
The Acropolis	1,887	20,294	2,102	(2,689)	21,594
Beavercreek, OH
Columbia Square	1,331	10,587	592	(1,200)	11,310
Cincinnati, OH
Edison Apartments	1,622	18,108	-	(1,566)	18,164
Gresham, OR
Haverford Place	2,749	30,395	-	(3,580)	29,564
Georgetown, KY
Bentley Apartments	1,565	25,671	-	(2,398)	24,838
Grove City, OH
Roosevelt Commons	889	11,901	-	(1,003)	11,787
Vancouver, WA
Minnehaha Meadows	1,290	15,426	-	(1,347)	15,369
Vancouver, WA
Kings Landing	3,901	38,128	65	(4,477)	37,617
Creve Coeur, MO
Turtle Creek	3,069	22,201	-	(2,464)	22,806
Fenton, MO
Lubbock MOB	1,359	6,173	264	(1,032)	6,764
Lubbock, TX
Pohlig	1,660	15,858	984	(3,068)	15,434
Richmond, VA
Columbus
Columbus, OH	759	23,029	4,664	(5,498)	22,954
Total	$23,925	$251,693	$8,764	$(30,840)	$253,542

F-14

The following table presents the Company’s consolidated investments in real estate as of December 31, 2024:

Description of Property	Land	Building and Improvements	Tenant Improvements	Accumulated Depreciation	Total
223 E Town Apartments	$1,844	$13,923	$93	$(324)	$15,536
Columbus, OH
The Acropolis	1,887	20,220	2,102	(2,021)	22,188
Beavercreek, OH
Columbia Square	1,331	10,470	585	(975)	11,411
Cincinnati, OH
Edison Apartments	1,622	18,108	-	(1,325)	18,405
Gresham, OR
Haverford Place	2,749	30,381	-	(3,035)	30,095
Georgetown, KY
Bentley Apartments	1,565	25,645	-	(2,072)	25,138
Grove City, OH
Roosevelt Commons	889	11,901	-	(869)	11,921
Vancouver, WA
Minnehaha Meadows	1,290	15,426	-	(1,167)	15,549
Vancouver, WA
Kings Landing	3,901	38,022	65	(3,891)	38,097
Creve Coeur, MO
Turtle Creek	3,069	22,201	-	(2,183)	23,087
Fenton, MO
Lubbock MOB	1,359	6,173	264	(928)	6,868
Lubbock, TX
Pohlig	1,660	15,824	951	(2,761)	15,674
Richmond, VA
Columbus	4,748	31,166	5,588	(7,150)	34,352
Columbus, OH
The Hamptons	4,226	20,194	-	(4,891)	19,529
Virginia Beach, VA
Total	$32,140	$279,654	$9,648	$(33,592)	$287,850

Depreciation expense for the six months ended June 30, 2025 and 2024, amounted to $5,099 and $5,171, respectively, which included The Hamptons and Columbus (855 Grandview) that were classified as held for sale as of June 30, 2025.

The following table presents the Company’s intangible lease assets and liabilities as of June 30, 2025:

Description of Property	Intangible Lease Asset	Amortized Intangible Lease Asset	Lease Commissions	Amortized Lease Commissions	Intangible Lease Liability	Amortized Intangible Lease Liability	Real Estate Tax Abatement	Amortized Real Estate Tax Abatement	Total
223 E Town Apartments	$333	$(233)	$-	$-	$-	$-	$2,378	$(317)	$2,161
Columbus, OH
The Acropolis	4,083	(2,270)	743	(95)	(110)	110	-	-	2,461
Beavercreek, OH
Columbia Square	1,466	(1,186)	157	(44)	(33)	19	-	-	379
Cincinnati, OH
Edison Apartments	294	(294)	-	-	-	-	-	-	-
Gresham, OR
Haverford Place	344	(344)	-	-	-	-	-	-	-
Georgetown, KY
Bentley Apartments	246	(246)	-	-	-	-	3,971	(993)	2,978
Grove City, OH
Roosevelt Commons	81	(81)	-	-	-	-	-	-	-
Vancouver, WA
Minnehaha Meadows	146	(146)	-	-	-	-	-	-	-
Vancouver, WA
Kings Landing	354	(354)	190	(152)	-	-	-	-	38
Creve Coeur, MO
Turtle Creek	305	(305)	-	-	-	-	-	-	-
Fenton, MO
Lubbock MOB	864	(386)	-	-	-	-	-	-	478
Lubbock, TX
Pohlig	242	(242)	-	-	-	-	-	-	-
Richmond, VA
Columbus	2,487	(2,072)	847	(398)	(1,236)	519	-	-	147
Columbus, OH
Total	$11,245	$(8,159)	$1,937	$(689)	$(1,379)	$648	$6,349	$(1,310)	$8,642

F-15

The following table presents the Company’s intangible lease assets and liabilities as of December 31, 2024:

Description of Property	Intangible Lease Asset	Amortized Intangible Lease Asset	Lease Commissions	Amortized Lease Commissions	Intangible Lease Liability	Amortized Intangible Lease Liability	Real Estate Tax Abatement	Amortized Real Estate Tax Abatement	Total
223 E Town Apartments	$333	$(219)	$-	$-	$-	$-	$2,377	$(198)	$2,293
Columbus, OH
The Acropolis	4,083	(1,725)	742	(50)	(110)	110	-	-	3,050
Beavercreek, OH
Columbia Square	1,466	(977)	126	(32)	(33)	15	-	-	565
Cincinnati, OH
Edison Apartments	294	(294)	-	-	-	-	-	-	-
Gresham, OR
Haverford Place	344	(344)	-	-	-	-	-	-	-
Georgetown, KY
Bentley Apartments	246	(246)	-	-	-	-	3,971	(860)	3,111
Grove City, OH
Roosevelt Commons	81	(81)	-	-	-	-	-	-	-
Vancouver, WA
Minnehaha Meadows	146	(146)	-	-	-	-	-	-	-
Vancouver, WA
Kings Landing	354	(354)	190	(133)	-	-	-	-	57
Creve Coeur, MO
Turtle Creek	305	(305)	-	-	-	-	-	-	-
Fenton, MO
Lubbock MOB	864	(347)	-	-	-	-	-	-	517
Lubbock, TX
Pohlig	242	(242)	-	-	-	-	-	-	-
Richmond, VA
Columbus	4,215	(3,378)	1,026	(385)	(1,630)	792	-	-	640
Columbus, OH
The Hamptons	344	(344)	-	-	-	-	-	-	-
Virginia Beach, VA
Total	$13,317	$(9,002)	$2,084	$(600)	$(1,773)	$917	$6,348	$(1,058)	$10,233

As of both June 30, 2025 and December 31, 2024, the amortization period for the intangible lease assets ranges from 3 months to 13.5 years. At June 30, 2025 and December 31, 2024, accumulated amortization of intangible lease assets was $10,135 and $9,284, respectively. The unamortized balance of intangible lease assets, at June 30, 2025 and December 31, 2024 was $3,182 and $4,315, respectively. At June 30, 2025 and December 31, 2024, accumulated amortization of lease commissions was $769 and $600, respectively. The unamortized balance of lease commissions, at June 30, 2025 and December 31, 2024, was $1,615 and $1,484, respectively. At June 30, 2025 and December 31, 2024, accumulated amortization of real estate tax abatement was $1,310 and $1,058, respectively. The unamortized balance of real estate tax abatement, at June 30, 2025 and December 31, 2024, was $5,039 and $5,290, respectively. For the six months ended June 30, 2025 and 2024, the Company recognized amortization expense of $1,552 and $1,640, respectively.

At June 30, 2025 and December 31, 2024, accumulated amortization of below-market lease liabilities was $997 and $917, respectively. The unamortized balance of below-market lease liabilities, at June 30, 2025 and December 31, 2024 was $776 and $856, respectively. For the six months ended June 30, 2025 and 2024, the Company recorded amortization expense in real estate income of $80 and $119, respectively, in the consolidated statements of operations.

On March 20, 2025, the Company sold the La Privada Apartments which was reported as real estate held for sale as of December 31, 2024 at its carrying value in the amount of $10,361. Therefore, the La Privada Apartments is not included in the December 31, 2024 table above. For the six months ended June 30, 2025, the Company recognized proceeds of $17,681 and a gain of $7,320 on the sale of investment in real estate, reported in the consolidated statements of operations.

As of June 30, 2025, the Company determined that The Hamptons and Columbus (855 Grandview) should be classified as held for sale. Therefore, The Hamptons and Columbus (855 Grandview) are not included in the June 30, 2025 table above.

F-16

Minimum Future Rents and Amortization of Lease Intangible Assets

The multi-family rental properties owned at June 30, 2025 are principally leased under 12-month operating leases with tenant renewal rights. For office properties, the following table details the future minimum rents and amortization of intangible lease assets and liabilities over the next five years and thereafter:

	Future minimum lease payments	Amortization of intangible lease assets	Amortization of lease commissions	Amortization of intangible lease liabilities	Amortization of real estate tax abatement
Remaining six months ending December 31, 2025	$4,047	$989	$139	$49	$251
2026	7,498	1,414	257	98	502
2027	6,343	209	231	95	502
2028	5,929	209	134	92	502
2029	5,091	133	98	92	502
Thereafter	17,060	132	389	305	2,780
Total	$45,968	$3,086	$1,248	$731	$5,039

As of June 30, 2025, the Company determined that Columbus (855 Grandview) should be classified as held for sale. The related amortization of intangible lease assets of $96, amortization of lease commissions of $368 and amortization of intangible lease liabilities of $45 are also classified as held for sale as of June 30, 2025. Therefore, Columbus (855 Grandview) is not included in the table above.

Note 5 – Marketable Securities

As of June 30, 2025, the Company held one investment in an exchange traded fund for a cost of $2,599. The table below summarizes the asset measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

	Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$2,529	$2,529	$-	$-
Investment in marketable securities	$2,529	$2,529	$-	$-

As of December 31, 2024, the Company held one investment in an exchange traded fund for a cost of $2,599. The table below summarizes the asset measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$2,502	$2,502	$-	$-
Investment in marketable securities	$2,502	$2,502	$-	$-

The unrealized gain on investment in marketable securities included in the consolidated statements of operations attributable to Level 1 measurements was $27 and $90 for the six months ended June 30, 2025 and 2024, respectively.

As of December 31, 2024, two U.S. T-bills purchased during 2023 matured for gross proceeds of $10,130, of which $41 is recognized as interest income, reported in the consolidated statements of operations.

F-17

Note 6 – Borrowings

Mortgages Payable

The following tables detail the mortgages payable, net, balances as of the dates set forth below:

As of June 30, 2025
Mortgages payable, gross(1)	$219,967
Unamortized deferred financing costs	(2,617)
Unamortized discount	(2,190)
Mortgages payable, net	$215,160

As of December 31, 2024
Mortgages payable, gross(2)	$230,652
Unamortized deferred financing costs	(2,935)
Unamortized discount	(2,267)
Mortgages payable, net	$225,450

(1)	Included are the Hamptons and Columbus (855 Grandview) mortgages held for sale. As of June 30, 2025, the Company had mortgages held for sale of $24,630 and unamortized deferred financing costs on mortgages payable held for sale of $156, which reports as mortgages payable, net, held for sale of $24,474.
(2)	Included is the RM La Privada LLC mortgage loan held for sale as of December 31, 2024. As of December 31, 2024, the mortgages payable held for sale is $10,071, unamortized deferred financing costs on mortgages payable held for sale of $87, reported as mortgages payable, net, held for sale of $9,984.

Scheduled principal repayments during the next five years and thereafter are as follows:

For the remaining six months ending December 31, 2025	$32,395
2026	2,126
2027	17,948
2028	10,916
2029	61,336
Thereafter	95,246
Total	$219,967

The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

F-18

The details of the mortgages payable as of June 30, 2025 are as follows:

Description of Property	Originated Principal	Loan Originated date	Maturity Date	Interest type	Interest Rate	Amortization Start Date	Principal Balance as of June 30, 2025
223 E Town Apartments	$14,089	2/5/2019	3/1/2029	Fixed	4.93%	3/31/2024	$13,838
Columbus, OH
The Acropolis	19,370	(1)	9/1/2045	Fixed	4.63%	(1)	18,393
Beavercreek, OH
Columbia Square	8,870	8/23/2022	9/1/2029	Fixed	4.95%	8/31/2025	9,012
Cincinnati, OH
Edison Apartments	11,545	3/30/2022	4/1/2032	Fixed	3.58%	4/1/2032	11,545
Gresham, OR
Haverford Place	20,914	2/2/2022	3/1/2032	Fixed	3.24%	4/1/2027	20,914
Georgetown, KY
Bentley Apartments	21,140	10/13/2021	11/1/2031	Fixed	3.43%	12/1/2025	21,140
Grove City, OH
Roosevelt Commons	8,076	9/20/2021	9/30/2028	Fixed	2.68%	9/30/2028	8,076
Vancouver, WA
Minnehaha Meadows	12,065	9/20/2021	10/31/2031	Fixed	2.95%	11/1/2026	12,065
Vancouver, WA
Kings Landing(2)	22,636	8/9/2024	9/1/2029	Fixed(3)	5.28%	9/1/2026	22,636
Creve Coeur, MO
Turtle Creek	18,900	1/27/2021	2/1/2031	Fixed	3.33%	3/1/2026	18,900
Fenton, MO
Pohlig	10,829	11/19/2020	12/1/2027	Fixed	3.37%	1/1/2024	10,520
Richmond, VA
Lubbock MOB	5,845	6/26/2020	6/15/2027	Fixed	4.15%	7/1/2020	5,298
Lubbock, TX
Columbus	33,636	11/1/2019	8/15/2025	SOFR+ 250 BPS(4)	6.80%	-	31,780
Columbus, OH
The Hamptons	15,850	10/9/2019	11/6/2029	Fixed	4.03%	-	15,850
Virginia Beach, VA
Total	$223,765	-	-	-	-	-	$219,967

(1)	The Acropolis mortgage payable comprises two notes. The first note, dated August 17, 2020, in the amount of $12,560, was assumed by The Acropolis upon acquisition (the “Original Note”), and the second note, dated June 9, 2023, in the amount of $6,810, was an additional advance to the Original Note (the “Advance Note” and with the Original Note, the “Notes”). The Original Note has a fixed interest rate of 3.750% and is fully amortizing. The Advance Note has a fixed interest rate of 6.375% and is fully amortizing. The Notes are coterminous and are subject to interest rate adjustments on September 1, 2030. The interest rate in the table reflects the blended interest rate of the Notes.
(2)	Subsequent to June 30, 2024, this property was recapitalized with a new senior loan, preferred equity investment and a member loan. The recapitalization paid off the existing lender and funded related closing costs as well as established reserves to fund working capital and capital improvements for the property. The property-owning entity entered into a senior loan from an unaffiliated lender in the amount of $22,636 (the “Kings Landing Loan”), which has a fixed interest rate of 5.28% and a term of 60 months with the first 24 months as interest only. A separate unaffiliated third-party lender also provided preferred equity in the amount of $7,727 (the “Preferred Equity”), which has a term of 60 months with a fixed interest rate of 14% per annum, with a current pay portion of 6% in years one and two and 7% thereafter. In connection with the recapitalization, we made a $3,200 unsecured loan (the “Additional Loan”) to the property-owning entity, which has a term of 120 months with a fixed interest rate of 17% per annum, with no current pay requirement. The Additional Loan was subsequently increased to $3,318 on September 16, 2024. Any unpaid interest accrues until maturity.
(3)	Interest on this mortgage payable transitioned away from LIBOR effective June 6, 2023 to 1 Month USD-SOFR CME Term until maturity. Following the recapitalization of this property subsequent to June 30, 2024, as noted in footnote (2) above, each of the Kings Landing Loan, Preferred Equity and Additional Loan has a fixed interest rate.
(4)	On April 30, 2025 the loan was extended to August 15, 2025. The entity entered into maturity default on August 16, 2025. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.

F-19

The details of the mortgages payable as of December 31, 2024 are as follows:

Description of Property	Originated Principal	Loan Originated date	Maturity Date	Interest type	Interest Rate	Amortization Start Date	Principal Balance as of December 31, 2024
223 E Town Apartments	$14,089	2/5/2019	3/1/2029	Fixed	4.93%	3/31/2024	$13,942
Columbus, OH
The Acropolis	19,370	(1)	9/1/2045	Fixed	4.63%	(1)	18,648
Beavercreek, OH
Columbia Square	8,870	8/23/2022	9/1/2029	Fixed	4.95%	8/31/2025	9,105
Cincinnati, OH
Edison Apartments	11,545	3/30/2022	4/1/2032	Fixed	3.58%	4/1/2032	11,545
Gresham, OR
Haverford Place	20,914	2/2/2022	3/1/2032	Fixed	3.24%	4/1/2027	20,914
Georgetown, KY
Bentley Apartments	21,140	10/13/2021	11/1/2031	Fixed	3.43%	12/1/2025	21,140
Grove City, OH
Roosevelt Commons	8,076	9/20/2021	9/30/2028	Fixed	2.68%	9/30/2028	8,076
Vancouver, WA
Minnehaha Meadows	12,065	9/20/2021	10/31/2031	Fixed	2.95%	11/1/2026	12,065
Vancouver, WA
Kings Landing(2)	22,636	8/9/2024	9/1/2029	Fixed(3)	5.28%	9/1/2026	22,636
Creve Coeur, MO
Turtle Creek	18,900	1/27/2021	2/1/2031	Fixed	3.33%	3/1/2026	18,900
Fenton, MO
Pohlig	10,829	11/19/2020	12/1/2027	Fixed	3.37%	1/1/2024	10,624
Richmond, VA
Lubbock MOB	5,845	6/26/2020	6/15/2027	Fixed	4.15%	7/1/2020	5,357
Lubbock, TX
Columbus	33,636	11/1/2019	2/15/2025	SOFR+ 250 BPS(4)	7.14%	-	31,780
Columbus, OH
The Hamptons	15,850	10/9/2019	11/6/2029	Fixed	4.03%	-	15,850
Virginia Beach, VA
La Privada Apartments	10,070	5/31/2019	6/6/2029	Fixed	4.89%	-	10,070
El Paso, TX
Total	$233,835	-	-	-	-	-	$230,652

(1)	The Acropolis mortgage payable comprises two notes. The first note, dated August 17, 2020, in the amount of $12,560, was assumed by The Acropolis upon acquisition (the “Original Note”), and the second note, dated June 9, 2023, in the amount of $6,810, was an additional advance to the Original Note (the “Advance Note” and with the Original Note, the “Notes”). The Original Note has a fixed interest rate of 3.750% and is fully amortizing. The Advance Note has a fixed interest rate of 6.375% and is fully amortizing. The Notes are coterminous and are subject to interest rate adjustments on September 1, 2030. The interest rate in the table reflects the blended interest rate of the Notes.
(2)	Subsequent to June 30, 2024, this property was recapitalized with a new senior loan, preferred equity investment and a member loan. The recapitalization paid off the existing lender and funded related closing costs as well as established reserves to fund working capital and capital improvements for the property. The property-owning entity entered into a senior loan from an unaffiliated lender in the amount of $22,636 (the “Kings Landing Loan”), which has a fixed interest rate of 5.28% and a term of 60 months with the first 24 months as interest only. A separate unaffiliated third-party lender also provided preferred equity in the amount of $7,727 (the “Preferred Equity”), which has a term of 60 months with a fixed interest rate of 14% per annum, with a current pay portion of 6% in years one and two and 7% thereafter. In connection with the recapitalization, we made a $3,200 unsecured loan (the “Additional Loan”) to the property-owning entity, which has a term of 120 months with a fixed interest rate of 17% per annum, with no current pay requirement. The Additional Loan was subsequently increased to $3,318 on September 16, 2024. Any unpaid interest accrues until maturity.
(3)

Interest on this mortgage payable transitioned away from LIBOR effective June 6, 2023 to 1 Month USD-SOFR CME Term until maturity. Following the recapitalization of this property subsequent to June 30, 2024, as noted in footnote (2) above, each of the Kings Landing Loan, Preferred Equity and Additional Loan has a fixed interest rate

(4)	Interest on this mortgage payable transitioned away from LIBOR to SOFR effective November 1, 2023 in connection with the 1-year extension which extended the maturity date to November 1, 2024. The loan was extended to February 15, 2025. The loan matured on February 15, 2025, and the Company is assessing multiple options, including but not limited to extending and/or refinancing the existing mortgage and/or selling one or both of the assets in the portfolio.

F-20

Note 7 – Business Combinations and Asset Acquisitions

RM 223 E Town, LLC

On March 5, 2024, the Company acquired a 66.0% equity interest in 223 E Town Apartments, a special purpose entity (“SPE”) formed to acquire, renovate, own and operate 223 E Town Apartments, an apartment community located in Columbus, Ohio.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. 223 E Town Apartments is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for 223 E Town Apartments and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

March 5, 2024
Consideration
Cash (including transaction costs of $581 and debt proceeds of $14,089)	$18,647
Fair value of total consideration transferred	$18,647

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,844
Buildings, site improvements and tenant improvements	14,015
Intangible lease asset and Real Estate tax abatement	2,711
Escrow, deposits and other assets	77
Total identifiable net assets	$18,647

Note 8 – Related Party Arrangements

From time to time, unaffiliated and affiliated third parties may pay our Manager or an affiliate of our Manager one or more of the fees set forth below in connection with the investment and management of our equity investments. A portion of some of these fees are paid to personnel affiliated with our Manager or its affiliates, including officers of our Manager, Jilliene Helman and Eric Levy. Additionally, affiliates of our Manager and other personnel affiliated with our Manager, including Ms. Helman, may co-invest directly in an investment opportunity. These affiliates may be entitled to certain rights, fees and other incentives in connection with such co-investments. As a result of the above, the judgement of such affiliates may be influenced by their interests in such equity investments and co-investments, which interests may diverge from, and cause these affiliates to take actions contrary to, our best interests. The following fees are not paid directly by us, and we will not be entitled to these fees. There are instances in which we are the sole member and have control of a third-party entity in which we invest and which will pay the following fees. In addition, the following fees reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment.

The actual amounts of the following fees are dependent on, among other things, total invested equity, real estate transaction sizes, financing amounts, property income and performance, and distributable cash. We cannot determine these specific amounts at the present time.

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee / Real Estate Acquisition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3.0% of the total contract purchase price of the property.

F-21

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1.0% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.5% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2.0% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid a (8.0% or higher) cumulative, non-compounded preferred return.

●	Construction Management/Capital Expenditure Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

From time to time, unaffiliated third parties will pay to an affiliate of our Manager, including, without limitation, Realty Mogul Commercial Capital, Co. (“RMCC”) or RM Communities, LLC (“RM Communities”) (each of RMCC and RM Communities is referred to herein as an “RM Originator”), one or more of the fees set forth below in connection with the origination, investment and management of real estate loans or preferred equity investments. The following fees are not paid directly by us, and we will not be entitled to these fees. In addition, the following fees reduce the amount of funds that are invested in the underlying real estate loans and preferred equity investments and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment. The actual amount of the following fees are dependent on, among other things, the total loan or private equity transaction size, closing costs, financing amounts, and interest rates and payments. We cannot determine these specific amounts at the present time.

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3.0% of the financing amount.

●	Underwriting Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty is based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1.0% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

●	Reimbursement of Closing Costs – expenses reimbursed in connection with closing of a loan or preferred equity investment.

F-22

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is also entitled to receive a promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (8.0% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular SPE and not by us, and we will not be entitled to these fees. Although the SPE pays these fees, there are instances in which we are the sole member, and have control, of the SPE in connection with an investment in an equity asset.

For the six months ended June 30, 2024, $2 and $1 was paid to the Manager for property-level asset management services related to La Privada Apartments and The Hamptons Apartments, respectively. No property-level asset management services related to these properties were paid for the six months ended June 30, 2025.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Second Follow-on Offering. The Company will reimburse the Manager for third-party organization and offering costs it incurs on our behalf. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

As of June 30, 2025 and December 31, 2024, the Company owed its Manager $19 and $19, respectively, in deferred offering costs. As of June 30, 2025 and December 31, 2024, $3,906 and $3,847, respectively, in offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings. During the six months ended June 30, 2025, $7 of deferred offering costs were repaid to the Manager.

The Company pays the Manager a monthly asset management fee equal to an annualized rate of 1.0% of total equity value, payable in arrears. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding. During the six months ended June 30, 2025 and 2024, $476 and $571, respectively, of asset management fees were charged by the Manager. As of June 30, 2025 and December 31, 2024, $72 and $77, respectively, of asset management fees remained payable.

Realty Mogul Commercial Capital, Co.

The Company pays RMCC, an RM Originator, a servicing fee of 0.5% of the principal balance plus accrued interest of each loan or preferred equity investment and any applicable additional amounts associated with such investment for the servicing and administration of certain loans and investments held by us. An RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by the RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the debt or preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at the RM Originator’s sole discretion. During each of the six months ended June 30, 2025 and 2024, $8 was charged by an RM Originator. As of each of June 30, 2025 and December 31, 2024, $1 remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

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The Company also pays an RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.0% of the original principal balance of a non-performing debt or preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of June 30, 2025 and 2024, there were no special servicing fees paid to an RM Originator.

The Company may pay a prepayment penalty to an RM Originator, which is based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

For the period ended June 30, 2025, a disposition fee in the amount of $275 was paid to RM Originator in connection with the sale of the La Privada Apartments.

RM Communities, LLC

RM Communities is a subsidiary of Realty Mogul, Co. For the year ended December 31, 2024, an acquisition fee in the amount of $392 was paid to RM Communities in connection with the acquisition of 223 E Town Apartments.

For the six months ended June 30, 2025, $149 was paid to RM Communities for property-level asset management services related to Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows, Bentley Apartments, Haverford Place, Edison Apartments, 223 E Town Apartments, La Privada Apartments and The Hamptons Apartments. For the six months ended June 30, 2024, $132 was paid to RM Communities for property-level asset management services related to Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows, Bentley Apartments, Haverford Place, Edison Apartments, 223 E Town Apartments, La Privada Apartments and The Hamptons Apartments.

For the six months ended June 30, 2025, $982 was paid to a subsidiary of RM Communities for promote interest related to La Privada, Turtle Creek and Bentley, of which $776 was paid to RM Communities, $7 was paid to Eric Levy and $199 was paid to Jilliene Helman. For the year ended December 31, 2024, $119 was paid to a subsidiary of RM Communities for promote interest related to Turtle Creek and Bentley, of which $89 was paid to RM Communities, $6 was paid to Eric Levy and $24 was paid to Jilliene Helman.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from an RM Originator or one of its affiliates on commercially reasonable terms. Our second amended and restated limited liability company agreement, as amended, authorizes us to enter into related party loans. Related party loans that, in the aggregate, do not exceed $20,000 and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of our board of managers. All other related party loans would require prior approval from our board of managers. However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time.

In 2019, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24.2% interest in Columbus. The entity’s equity investment in Columbus was $3,000 as of June 30, 2025 and December 31, 2024.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 27.7% interest in Turtle Creek. The individual investors’ equity investment in Turtle Creek was $2,300 as of June 30, 2025 and December 31, 2024.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 34.7% interest in Kings Landing. The individual investors’ equity investment in Kings Landing was $4,250 as of June 30, 2025 and December 31, 2024.

F-24

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 37.4% interest in Roosevelt Commons. The individual investors’ equity investment in Roosevelt Commons was $1,916 as of June 30, 2025 and December 31, 2024.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 35.1% interest in Minnehaha Meadows. The individual investors’ equity investment in Minnehaha Meadows was $1,820 as of June 30, 2025 and December 31, 2024.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 28.3% interest in Bentley Apartments. The individual investors’ equity investment in Bentley Apartments was $3,150 as of June 30, 2025 and December 31, 2024.

In 2022, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 37.7% interest in Haverford Place. The individual investors’ equity investment in Haverford Place was $5,450 as of June 30, 2025 and December 31, 2024.

In 2022, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 42.1% interest in Edison Apartments. The individual investors’ equity investment in Edison Apartments was $4,000 as of June 30, 2025 and December 31, 2024.

In 2024, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 34.0% interest in 223 E Town Apartments. The individual investors’ equity investment in 223 E Town Apartments was $2,305 as of June 30, 2025 and December 31, 2024.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2025 and 2024, the Company incurred an aggregate of $593 and $607, respectively, to its joint venture partners and affiliates of its joint venture partners of its consolidated joint ventures for management, acquisition and guaranty fees, of which $70 and $78, respectively, are included in asset management fees and $523 and $529, respectively, are included in real estate expenses on the consolidated statements of operations. The aforementioned fees exclude fees earned by RealtyMogul, Co. and affiliates, including our Manager, RM Communities, our Sponsor, RMCC and others.

RM Sponsor, LLC, Shareholder and Sponsor

Our Sponsor, RM Sponsor, LLC, is a shareholder of the Company and held 343 and 333 common shares as of June 30, 2025 and December 31, 2024, respectively.

Board of Managers

The charter of our board of managers provides that our board of managers will consist of at least two members appointed by the Manager, a majority of which must be “independent.” “Independent” means an individual who satisfies all applicable criteria for independence established by the SEC and the New York Stock Exchange. Our Manager may, in its sole discretion, at any time and from time to time increase or decrease (to a number not less than two) the size of the board of managers. All members of the board of managers shall have a working familiarity with the Company’s standards and practices. The members of the board of managers are appointed by our Manager and shall serve until their successors are duly appointed and qualify. Any manager may resign at any time and may be removed at any time by our Manager, in its sole discretion. Any vacancy created by the resignation, removal, death, adjudicated incompetence or other incapacity as a manager may be filled by the Manager. Any manager appointed to fill a vacancy shall serve until his or her successor is duly assigned and qualifies. Our Manager shall, or shall delegate to the members of the board of managers the responsibility to, designate one member of the board of managers to serve as chairperson of the board of managers.

F-25

The members of our board of managers will not be required to devote all of their time to our business and only are required to devote the time to our affairs as their duties reasonably require. We expect that our board of managers will meet on a regular basis at least four times annually, or more often as it deems necessary or appropriate, in its judgment, either in person, telephonically or by video conference, and at such times and places as the board of managers determines.

The board of managers will be indemnified by the Company to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and reasonable counsel fees and disbursements on a solicitor and client basis) arising from the performance of any of their duties or obligations in connection with their service to the Company, or any investment made or held by the Company.

As of the date of this Semiannual Report, the members of our board of managers are as follows:

Name	Age	Position
Jilliene Helman	38	Manager
Flynann Janisse	55	Independent Manager
Louis S. Weeks III	71	Independent Manager

Jilliene Helman has served on our board of managers since August 2024. She has served as our Manager’s Chief Executive Officer since its inception in March 2016 and previously served as its Chief Financial Officer from October 2018 to February 2022. Since May 2012, Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co., where she is responsible for Realty Mogul, Co.’s strategic direction and operations.

Flynann Janisse has served as one of our independent managers since August 2024. She has also served as an independent director of RealtyMogul Apartment Growth REIT, Inc. since July 2017.

Louis S. Weeks III has served as one of our independent managers since August 2024. Prior to our Manager’s appointment of our board of managers, Mr. Weeks served as our Independent Representative from January 2021 until August 29, 2024. He has also served as an independent director of RealtyMogul Apartment Growth REIT, Inc. since July 2017.

Executive Officers of Our Manager

As of the date of the filing of this Semiannual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	38	Chief Executive Officer
Eric Levy	38	Managing Director
Tara Horne	40	Chief Compliance Officer
Kevin Moclair	52	Chief Accounting Officer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016 and served as its Chief Financial Officer from October 2018 to February 2022. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Managing Director of our Manager since April 2024. Previously, he served as our Manager’s Vice President, Portfolio Manager from January 2019 to March 2024. Mr. Levy has served as a Managing Director, Asset Management of Realty Mogul, Co. since April 2024. Previously, he served as Vice President, Asset Management of Realty Mogul, Co. from October 2017 to March 2024.

Tara Horne has served as Chief Compliance Officer of our Manager since August 2025.

Kevin Moclair has served as Chief Accounting Officer of our Manager since February 2022.

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Note 9 – Stock Award

For the six months ended June 30, 2025, the Company issued 1,000 common shares to Mr. Levy, 1,000 common shares to Ms. Helman and 2,300 common shares to our independent representative. Compensation expense in the amount of $33 and $2, respectively, was recorded in January 2025 and April 2025, respectively, based on the offering price at the time of issuance of $8.26 per share, which approximates fair value. For the year ended December 31, 2024, the Company issued 1,000 common shares each to Mr. Levy, Ms. Helman and our independent representative. Compensation expense in the amount of $30 was recorded in 2024, based on the offering price at the time of issuance of $10.05 per share, which approximates fair value.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Manager and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2025, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant.

Note 12 - Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 29, 2025, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure other than as set forth below. For more information about each of the events below, see Item 1. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

FedEx Ground KY – Louisville, Kentucky

On September 17, 2025, we acquired the $3,717 FedEx Ground KY Equity Investment in a special purpose entity in connection with the acquisition of the FedEx Ground KY Property. The special purpose entity entered into the $23,823 FedEx Ground KY Loan in connection with the FedEx Ground KY Equity Investment. In addition, in connection with the investment, the special purpose entity will pay an affiliate of our Manager an acquisition fee equal to 2.0% of the FedEx Ground KY Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground KY Property that will be paid monthly.

FedEx Ground TN – Chattanooga, Tennessee

On September 17, 2025, we also acquired the $2,283 FedEx Ground TN Equity Investment in a special purpose entity in connection with the acquisition of the FedEx Ground TN Property. The special purpose entity entered into a the $19,663 FedEx Ground TN Loan in connection with the FedEx Ground TN Equity Investment. In addition, in connection with the investment, the special purpose entity will pay an affiliate of our Manager an acquisition fee equal to 2.0% of the FedEx Ground TN Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground TN Property that will be paid monthly.

Columbus Office Portfolio – Columbus, Ohio

As previously disclosed, on November 5, 2019, we made the $7,000,000 Columbus Office Investment”) for the acquisition and renovation of an office portfolio consisting of a pair of non-contiguous office buildings located in Columbus, Ohio. In connection with the Columbus Office Investment, the special purpose entity acquired by the Company obtained a $33,635,340 loan from an unaffiliated lender. Also as previously disclosed, on December 1, 2024, the entity entered into maturity default under the terms of the loan and, on April 30, 2025, entered into a loan modification and extension to the loan to, among other things, extend the maturity date to August 15, 2025. On August 16, 2025, the entity entered into maturity default under the terms of the loan. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
2.2	Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
2.3	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)
2.4	Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
2.5	Third Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on June 19, 2020)
2.6	Fourth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.6 to the Company’s Offering Statement on Form 1-A POS, filed on June 17, 2021)
2.7	Fifth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.7 to the Company’s Offering Statement on Form 1-A, filed on May 6, 2022)
2.8	Sixth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.8 to the Company’s Offering Statement on Form 1-SA, filed on September 27, 2024)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on April 9, 2024)
4.2	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
6.1+	Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.2+	Amended and Restated Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul Commercial Capital, Co. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
6.3	License Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.5	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A POS, filed on April 9, 2024)
6.6+	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
6.7+	First Amendment to Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on May 6, 2019)

+	Certain annexes, schedules, and exhibits to this Exhibit have been omitted. The Company hereby agrees to furnish a supplemental copy of any omitted annex, schedule, or exhibit to the U.S. Securities and Exchange Commission upon request.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Income REIT, LLC

By:	RM Adviser, LLC, its Manager

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer (Principal Financial and Accounting Officer)
Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer of RM Adviser, LLC and	September 29, 2025
Jilliene Helman	Member of the Board of Managers
(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer of RM Adviser, LLC	September 29, 2025
Kevin Moclair	(Principal Financial and Accounting Officer)

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